March 6, 2014

VIA UPS EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Response dated February 25, 2014
File No. 001-13792

Dear Ms. Thompson:

Reference is made to the letter dated March 5, 2014 (the "Third Comment Letter") to Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the "Company"), setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed by the Company on March 14, 2013 (the "Annual Report") the Definitive Proxy Statement on Schedule 14A filed April 30, 2013, and the Form 10-Q for the Quarterly Period Ended September 30, 2013 filed November 5, 2013 (the "Quarterly Report"), and the Staff's response to the Company's  February 25, 2014 response to ("Second Response") the Staff's Second  Comment Letter dated February 4, 2014.

This letter sets forth the Company's responses to the Staff's one remaining comment. The Company intends to file its Form 10-K this week, and would like to be able to disclose there are no open pending SEC comments. I will be contacting the Staff to see if the Staff is able to conclude its review, including of this response prior to our Form 10-K filing.

For your convenience, the Staff's comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings in this letter correspond to the headings of the Second Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

12. Segment and Related Information, page 59

1.
We note your response to comment 2 in our letter dated February 4, 2014. Although you propose to disclose in future filings that your CODM evaluates segment performance based on "income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes," your segment footnote on page 59 presents operating income (loss) for each reportable segment and not the measure you indicate is reviewed by your CODM. Please explain or revise future filings to report the measure of profit or loss regularly provided to your CODM as required by ASC 280-1 0-50-22 and - 27.

We apologize for any confusion; it is our intention to correct any inconsistent references so that the language proposed is reflected in all disclosures, and the language proposed, as noted by the Staff, was inconsistent with the chart presentation in the Segment footnote. The proper proposed language is as follows: " Our Chief Executive Officer, in his role as Chief Operating Decision Maker, evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses and income taxes."

 We trust this response resolves the last of the Staff's comments to its satisfaction.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.  Please feel free to contact the undersigned for any additional information.

Respectfully yours,

/s/ Eric Lerner

Eric Lerner
Senior Vice President and General Counsel

Enclosure

cc:   Jarrett Torno, Staff Accountant
Andrew Blume, Staff Accountant
 Lawrence P. Reinhold, Systemax Inc.
Executive Vice President and Chief Financial Officer